UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

TRANSOM AXIS MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS HOLDCO, INC.
TRANSOM AXIS TOPCO, LLC
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82661L 101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert E. Goedert, P.C.
Kevin M. Frank
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2025, as amended on July 14, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Transom Axis MergerSub, Inc., (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Transom Axis AcquireCo, LLC a Delaware limited liability company (“Parent”).

The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., a Delaware corporation (the “Company”), in exchange for $3.02 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated June 26, 2025 (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired one minute after 11:59 p.m., New York City time, on July 24, 2025, and was not extended. The Depositary has advised Merger Sub that, as of the Expiration Time, 4,401,189 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 71.9% of the then-outstanding Shares. As a result, the Minimum Condition has been satisfied. As the Minimum Condition and each of the other Offer Conditions have been satisfied, Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

We expect to consummate the Merger on July 28, 2025, pursuant to the terms of the Merger Agreement, in accordance with Section 251(h) of the DGCL, without a vote on the adoption of the Merger Agreement by Company stockholders.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq and will be deregistered under the Exchange Act.

On July 25, 2025, the Company and Parent issued a press release announcing the expiration and results of the Offer, which is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)	*	Press Release, dated July 25, 2025.

*          Filed herewith.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2025	TRANSOM AXIS MERGERSUB, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS ACQUIRECO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS HOLDCO, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS TOPCO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM CAPITAL FUND IV, L.P.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	Authorized Signatory

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